Exhibit 99.1

Amaya Makes Additional Payment on Deferred Purchase Price

Montreal, Canada – February 1, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced that it has made an additional payment of $75 million on its outstanding deferred purchase price obligation for its acquisition of the Rational Group in August 2014. As a result, Amaya’s remaining deferred purchase price obligation is approximately $122.5 million. All dollar ($) amounts are in U.S. dollars.

Amaya also made an approximately $6 million advance payment of three-months of non-refundable late payment fees related to the unpaid balance of the deferred purchase price, as required by its previously announced agreement with the former owners of the Rational Group. Any additional fees that may be incurred on the outstanding balance of the deferred purchase price beginning on May 1, 2017 will be calculated at the rates outlined in the original merger agreement (monthly rate equal to 30 day LIBOR plus 85 basis points until August 1, 2017 and then 30 day LIBOR plus 135 basis points thereafter). Amaya intends to pay the outstanding balance over the course of 2017 from unrestricted cash on its balance sheet and cash flow from operations.

“The strong performance of our business allowed us to make another meaningful payment on our pre-existing contractual obligation to the former owners from cash on our balance sheet,” said Rafi Ashkenazi, Chief Executive Officer of Amaya. “We remain confident in our ability to pay the outstanding balance of the deferred payment in a timely manner.”

In early January 2017, Amaya entered into an agreement with the former owners whereby the former owners have agreed not to enforce during 2017 their right under the original merger agreement to cause Amaya to use commercially reasonable efforts to issue equity to finance any outstanding balance of the deferred purchase price. In addition, under the original merger agreement, the former owners agreed not to enforce the payment of the deferred purchase price prior to the maturity or repayment of the acquisition financing.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 108 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, Amaya’s plans and ability to repay the deferred purchase price for the acquisition of the Rational Group, and those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion & Analysis for the three and nine months ended September 30, 2016, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com